Filed by: AT&T Inc.

Commission File No.: 001-08610

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Discovery, Inc. (Commission File No.: 001-34177)

Below is an email from the Chief Executive Officer of AT&T Inc., John Stankey, to employees of WarnerMedia:

To My WarnerMedia Coworkers,

A few minutes ago, we announced our intent to merge WarnerMedia with Discovery [click.communications.warnermedia.com], with the new company post-close being led by David Zaslav. Even though there has been recent press speculation on our future, I suspect today’s news is a bit surprising — which is why I’d like to share how we arrived at this decision.

First, this opportunity is afforded and necessitated by the success of a challenging and hard-fought evolution underway at WarnerMedia. And it’s a credit to your hard work. Since 2018, we have embraced how customers are experiencing entertainment and media and have worked to shape new business models.

It is becoming clear that WarnerMedia has effectively demonstrated its right to lead in the future media landscape. However, we are now in a world where relevance and future success will be tied to greater scale and growth globally. To be one of the best global media companies requires not only broad and deep creative assets, but an investor base and access to capital to make it happen. The decision to combine WarnerMedia with Discovery is rooted in this conclusion. WarnerMedia’s continued evolution to direct relationships with customers will be accelerated, enhanced and secured by this decision. I am confident this will be an important milestone as we look back with pride and satisfaction that our efforts, brands and intellectual property were central to creating a flourishing and growing global media platform.

The complementary nature of this combination of companies is critical. It allows for two important things. In our core linear business, a combined offering of programming will stretch across the most powerful advertising demographics and will strengthen the combined company’s value proposition in fast evolving markets. Further, the programming line-up broadens our audience and will deliver more value to our distribution partners. In our direct-to-consumer efforts, we add an important and popular content genre, coupled with the strengthening of our upcoming effort to scale internationally.

While overlap in our creative and content capabilities is virtually non-existent, there will be opportunity to redirect investment away from duplicative back-office, support and administrative functions into our growth strategies. This reality is a necessary part of our journey to reposition the company. Answers on how that will play out won’t be immediate, but you can observe from the Scripps/Discovery integration that a deliberate and balanced approach to capitalizing on the combined strengths of the two companies is David’s track record and overall objective.

Second, having shared why I feel this is the right move for the market and the sustainability of WarnerMedia’s success, let me make a few comments about another important stakeholder — our owners. Your efforts since 2018 have set WarnerMedia on a solid path to creating significant value for our shareholders. You see this reflected in the transaction’s economic terms. This opportunity for WarnerMedia to ascend into the position of a leading global media company would not be possible had it not been for the combined capabilities of Time Warner and AT&T. This journey started based on management’s conviction and willingness to invest to reposition WarnerMedia for direct customer relationships.

Those of you close to this know that the unique combination of AT&T’s distribution expertise, broader trading relationships and competitive market position, coupled with WarnerMedia’s remarkable brands and content were both necessary to establish HBO Max, which is on its way to creating substantial future value. I have said many times how proud I am of what this team has accomplished under challenging circumstances and timeframes. The adversity and obstacles you conquered over the past few years are understood by few. Now it’s time to take the next step in WarnerMedia’s evolution to be a global media leader — not just for the next year, but for the next decade and beyond. That’s what this transaction does. It gives this company every tool needed to achieve its full potential.

Any time a change like this occurs, there is speculation about alternatives. While I won’t detail our careful deliberations across a broad consideration set, I can tell you that we made a choice that I firmly believe is the absolute best choice. The success and momentum of WarnerMedia allows us to author our position in a fast-evolving industry landscape.

The Discovery team is a capable, creative and wonderfully successful group that has enjoyed remarkable success. Importantly, that success has come in segments and content genres highly complementary to WarnerMedia’s capabilities. David and his management team share the same conviction on driving the evolution of the business model as we do. He has tremendous respect for the people and achievements of our company and believes the talent and skills of both companies are instrumental to future market success.

A final note on the pending period before final approval. We believe the complementary, pro-innovation and pro-competitive aspects of this transaction will drive a straight-forward review by the governing regulatory bodies. During this period, our direction and mission remain the same. The market and product strategies underway across WarnerMedia are consistent with a merged, post-close company. So during the review period, we will support and commit to delivering on WarnerMedia’s full aspirations and capabilities with regards to the existing strategy and business plans. There will be no waiting on direction, hitting the pause button, or resting on our market position in the coming months – only continued forward drive and progress.

I will admit that I am personally disappointed and sad that I will not have the opportunity to continue this journey with you, but I am incredibly optimistic and enthusiastic about the future of the combined WarnerMedia and Discovery. I intend to retain every share of stock I receive in the new entity and enjoy the fruits of your continued success. I see nothing but a bright future as the collective capabilities of the combined companies are unleashed!

We will keep you updated as our planning for the transaction’s completion progresses. Pascal will join me tomorrow in a video session to answer your questions and further discuss the transaction. David will also be addressing the broader audience in the coming days. I look forward to our continued discussion.

John

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.